Churchill Capital Corp XI

640 Fifth Avenue, 14th Floor

New York, NY 10019

VIA EDGAR

December 10, 2025

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Stacie Gorman

Re:	Churchill Capital Corp XI Registration Statement on Form S-1 Filed November 18, 2025 File No. 333-291626

Dear Mr. Lewis:

Churchill Capital Corp XI. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 10, 2025 regarding the Registration Statement on Form S-1 filed with the Commission on November 18, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), which is being filed to the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1

Cover Page

1.	We note the disclosure on the cover page that indicates you will issue one full warrant to the sponsor per private unit for each $10 invested. Please reconcile with the private placement units purchase agreement, filed as Exhibit 10.6, which indicates each unit consists of one-tenth of one redeemable warrant.

We have revised the applicable disclosure on the cover page of the Registration Statement and elsewhere as appropriate.

***

We thank you for your review of the foregoing and the Proxy Statement and this response. As you know, the Company is eager to finalize this Registration Statement as soon as possible, and we appreciate the Staff’s assistance in helping us achieve this goal. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser, Esq., at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Michael Klein
Michael Klein
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP